

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2017

Via Email
Mr. Lawrence W. McAfee
Executive Vice President and Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

Re: U.S. Physical Therapy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed June 7, 2016
File No. 1-11151

Dear Mr. McAfee:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year 2016 Compared to Fiscal Year 2015, page 26
Fiscal Year 2015 Compared to Fiscal Year 2014, page 29

1. Please discuss net income attributable to USPH shareholders with equal or greater prominence than your non-GAAP measure—operating results. In addition, income taxes should be shown as a separate adjustment in the reconciliation and clearly explained. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, updated on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining